

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 27, 2009

Via U.S. Mail and Facsimile

Mr. Stuart L. Merkadeau, Esq.
Senior Vice President, General Counsel and Secretary
FormFactor, Inc.
7005 Southfront Road
Livermore, CA 94551

> **Re:** **FormFactor, Inc.**
> **Form 10-K for the Year Ended December 27, 2008**
> **Form 10-Q for the quarterly period ended March 28, 2009**
> **File No. 000-50307**

Dear Mr. Merkadeau:

We have limited our review of your filing to those issues we have addressed in our comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

1. We understand from your disclosure under the second risk factor on page 21 that, in order to increase the market acceptance of your technologies and products, you will need to work with semiconductor manufacturers so that they migrate from concentrating final test at the individual device level to increasing the amount of test they conduct at the wafer level. In order for your investors to better understand your business and market strategy, please enhance your disclosure in future filings to describe the then currently known industry practice of the semiconductor manufacturers you target in terms of testing. For example, describe, if known, the percentage of your targeted market that conducts test at the wafer level as compared to test at the chip or final device level; also discuss known trends in such manufacturers migrating from test at the chip or final device

level to test at the wafer level. Please disclose whether, and the extent to which, test at the wafer level eliminates or reduces the need for test at the chip or final device level, and, if not, provide enhanced disclosure so that your investors may better understand what advantages and disadvantages your wafer level test products and technologies provide. Please also discuss and analyze under "Management's Discussion and Analysis of Financial Condition and Results of Operation—Overview" the effect, if any, those known trends have had, or may have, on your operating results and financial condition.

2.   We also understand from your third risk factor on page 21 that if semiconductor manufacturers implement chip designs that include increased built-in self-test capabilities or similar functions or methodologies that increase test throughput, it could negatively impact your sales or the migration of elements of final test to the wafer level. In order for your investors to better understand your business and market strategy, please enhance your disclosure in future filings to describe the then currently known industry practice of the semiconductor manufacturers you target in terms of implementing built-in self-test capabilities. For example, describe, if known, the percentage of your targeted market that implements built-in self-test capabilities and any known trends in such manufacturers migrating towards the usage of built-in self-test capabilities and how such trends are impacting the adoption of test at the wafer level. Please also discuss and analyze under "Management's Discussion and Analysis of Financial Condition and Results of Operation—Overview" the effect, if any, those known trends have had, or may have, on your operating results and financial condition.

Item 1A. Risk Factors, page 14

3.   We understand from your disclosure that the number of shares available for issuance under your 2002 Equity Incentive Plan is increased on each January 1st by an amount equal to 5% of the total amount of your outstanding shares of common stock as of the preceding date (which, since the plan was adopted in 2002, now includes shares issued in your follow-on public offering in 2005, and all shares issued upon the exercise of previously granted options). In your future filings, please include risk factor disclosure that clearly discloses the compounding effect of the 5% increase on the total number of shares available for issuance under the 2002 Plan, and indicate the amount of shares that were added and made available for issuance under the 2002 Plan in the most recent fiscal year as a result of the evergreen provision. Please also disclose the dilution that may result from such increases in the amount of shares available to be issued under your 2002 Plan. Please also disclose that due to the evergreen provision, it is more likely that your shareholders will not be asked to approve or disapprove further additions to your current equity plan, or to approve or disapprove the adoption of new equity compensation plans in the future, given the presence of the evergreen provision in your current plan.

Item 15. Exhibits, Financial Statements and Schedules, page 63

4.   Please tell us why you continue to include the agreements filed as Exhibits 4.02 through 4.06 as exhibits to your annual report. If there are any outstanding rights or obligations under any of those agreements, please revise your future filings, as applicable, to disclose such rights and obligations.

Form 10-Q for the quarterly period ended March 28, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 28, 2009 and March 29, 2008

Selling, General and Administrative, page 25

5.   We note that your outside legal and other professional fees increased by approximately $2.0 million in the quarter over quarter presentation (almost entirely offsetting the decreased personnel costs during the period due to your recent work force reductions). In your future filings, as applicable, please clarify the reasons for any significant increases in your costs, such as your costs associated with your outside legal and other professional fees. If the increases are related to your ongoing intellectual property and other litigation matters, please also expand your related risk factor and other disclosure to describe in more detail the costs you are incurring in connection with those matters and why.

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Stuart L. Merkadeau
FormFactor, Inc.
July 27, 2009
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney